UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,174,749

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 115,174,749

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,174,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003 and Amendment No. 2 on September 25, 2003 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background
(a) This Amendment is being filed by Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)  Neither Teachers, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither Teachers, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

Pursuant to a Purchase Agreement dated April 19, 2004 by and between Teachers and TCW/Crescent Mezzanine Investment Partners, L.P., TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust, TCW Leveraged Income Trust, L.P., and TCW Leveraged Income Trust II, L.P. (collectively the “Sellers”), Teachers purchased 1,174 shares of 2003 Convertible Preferred Stock of the Issuer (the “Preferred Stock”) and 4,110,045 shares of Common Stock for an aggregate purchase price of $2,681,480.51.

Concurrently with such purchase, Teachers, Bain Capital (Europe) LLC (“Bain”) and ACOF Management, L.P. (“Ares” and together with Teachers and Bain, the “Investors”) entered into a letter agreement (the "April Letter Agreement"), relating to, among other things, an option agreement to be entered into between the Issuer, the Investors and Marcello Bottoli (the “Option Agreement”).  Any description thereof is qualified in its entirety by reference to the April Letter Agreement.  Pursuant to the April Letter Agreement, the Investors agreed to vote in favor of certain amendments to Issuer’s FY 1999 Stock Option and Incentive Award Plan and to purchase up to 1,889 shares of Preferred Stock if such amendments were not approved or if options were not granted pursuant to the Option Agreement.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby restated in its entirety as follows:

(a) - (b)  As of the date of this Amendment, Teachers is the beneficial owner of 4,110,045 shares of Common Stock and 44,059 shares of Preferred Stock which, as of April 19, 2004, were convertible into 111,064,704 shares of Common Stock, representing approximately 34.3% of the shares of Common Stock outstanding, which percentage is calculated based upon 224,705,324 shares of Common Stock reported to be outstanding by the Issuer as of December 12, 2003, as adjusted pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the shares of Common Stock and Preferred Stock beneficially owned by it.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any Shares.

(c) Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby restated in its entirety as follows:

Except for the Stockholders Agreement, Major Stockholder Side Agreement, Letter Agreement, Executive Stockholders Agreement, April Letter Agreement, and the transactions described in this Statement, neither Teachers, nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:
Exhibit 5

Purchase Agreement, dated as of April 19, 2004, by and among Ontario Teachers’ Pension Plan Board and TCW/Crescent Mezzanine Investment Partners, L.P., TCW/Crescent Mezzanine Partners, L.P., TCW/Crescent Mezzanine Trust, TCW Leveraged Income Trust, L.P., and TCW Leveraged Income Trust II, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONTARIO TEACHERS’ PENSION PLAN BOARD, an Ontario, Canada corporation

April 26, 2004
Date
/s/ Roger Barton
Signature
Roger Barton Vice President, General Counsel And Secretary
Name/Title

SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

Name	Residence or Business Address	Principal Occupation or Employment
Claude Lamoureux	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	President and Chief Executive Officer of Teachers

Robin Korthals (Chairperson)	Royal Trust Tower Toronto Dominion Centre 77 King Street West Suite 4545 Toronto, Ontario M5K 1K2	Chair

Ann Finlayson (Director)	40 Ruden Crescent Toronto, Ontario M3A 3H3	Self-employed journalist, speaker, freelance editor and consultant

Lucy Greene (Director)	1736 Caughey Lane Penetang, Ontario L9M 1X4	Retired Human Resources Executive for Sun Life Assurance Company of Canada

Gary Porter (Director)	820-439 University Ave Toronto, Ontario M5G 1Y8	Self-employed Chartered Accountant

Ralph Lean, Q.C (Director)	Cassels Brock & Blackwell 40 King Street West Suite 2200 Toronto, Ontario M5H 3C2	Corporate & Commercial Lawyer

John S. Lane (Director)	77 Dawlish Avenue Toronto, Ontario M4N 1H2	Retired Senior Vice President, Investments Sun Life Assurance Company of Canada

Name	Residence or Business Address	Principal Occupation or Employment

Guy Matte (Director)	7083 Notre-Dame Street Orleans, Ontario K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens

J. Douglas Grant (Director)	257 Rosedale Heights Drive Toronto, Ontario M4T 1C7	Chairperson, Sceptre Investment Counsel Limited

Thomas O’Neill (Director)	33 Geraldine Court Don Mills, Ontario M3A 1N2	Former Chairperson, PwC Consulting

Robert Bertram	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Executive Vice President, Investments of Teachers

John Brennan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Human Resources and Public Affairs of Teachers

Andrew Jones	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Finance of Teachers

Peter Maher	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Audit Services of Teachers

Roger Barton	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, General Counsel and Secretary of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Rosemarie McClean	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Member Services of Teachers

Morgan McCague	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Quantitative Investments of Teachers

Marcus Dancer	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Quantitative Investments of Teachers

Neil Petroff	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Fixed Income, International Equities and Foreign Exchange of Teachers

Brian Gibson	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Global Active Equities of Teachers

Dean Metcalf	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Leo de Bever	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Research & Economics of Teachers

Russ Bruch	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Investment Operations & Chief Information Officer of Teachers

Phil Nichols	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, MIS Member Services of Teachers

Name	Residence or Business Address	Principal Occupation or Employment

Sean Rogister	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Fixed Income of Teachers

Barbara Zvan	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Asset Mix & Risk Management, Research & Economics of Teachers

Wayne Kozun	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, TAA & Real Return, Research & Economics of Teachers

Bruce Ford	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equity Indices & Foreign Exchange

Jim Leech	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Senior Vice President, Merchant Banking of Teachers

Mark MacDonald	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Ron Mock	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Alternative Investments of Teachers

Lee Sienna	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Merchant Banking of Teachers

Zev Frishman	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, International Equities of Teachers

Rosemary Zigrossi	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Venture Capital of Teachers

Ron Lepin	5650 Yonge Street 5th Floor Toronto, Ontario M2M 4H5	Vice President, Infrastructure of Teachers